SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2020

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated March 19, 2020, titled: "G. Willi-Food International Reports a Record High Year With More Than Doubling of Net Income in Fiscal Year 2019 Compared to Prior Year".

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer

Date: March 19, 2020

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS A RECORD HIGH YEAR WITH
MORE THAN DOUBLING OF NET INCOME IN FISCAL YEAR 2019
COMPARED TO PRIOR YEAR

FISCAL YEAR 2019 RESULTS SHOW A RECORD HIGH FOR THE COMPANY IN SALES,
GROSS PROFIT, OPERATING PROFIT AND NET INCOME

YAVNE, Israel - March 19, 2020 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2019.

Fiscal Year 2019 Highlights

•	Sales increased by 17.0% from fiscal year 2018 to NIS 395.6 million (US$ 114.5 million).
•	Gross profit increased by 26.1% from fiscal year 2018 to NIS 123.9 million (US$ 35.8 million).
•	Operating profit increased by 25.2% from fiscal year 2018 to NIS 47.3 million (US$ 13.7 million), or 12.0% of sales.
•	Income before taxes(Net income) increased by 98.8% from fiscal year 2018 to NIS 65.2 million (US$ 18.9 million).
•	Income after taxes increased by 106.3% from fiscal year 2018 to NIS 51.5 million (US$ 14.9 million).
•	Cash and securities balance of NIS 263.4 million (US$ 76.2 million) as of December 31, 2019.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Euro European Dairies Ltd. (formerly "Gold Frost Ltd."), a designer, developer and distributor of innovative branded kosher dairy food products.

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: “We are pleased to present fiscal year 2019 results which show our best financial results ever in sales, gross profit, operating profit and net profit.

At the beginning of fiscal year 2020, we appointed a new CEO and other new officers whom we believe will initiate new management systems, routines and procedures. These management changes and new management initiatives allow for organizational stability and provide a solid basis for enhanced growth.”

According to retail data analytics provided by StoreNext Ltd1, the Company recorded a higher growth rate in 2019 for "sale out" sales (i.e., sales to the final consumer) than any other Israeli food and beverage company growing 30.6% compared to the 2.3% average growth of such companies.

1 StoreNext Ltd. has a direct connection to the cash register systems of over 2,200 points of sales, providing information regarding 80% of real time sales data in Israel.

Fiscal 2019 Summary

Revenues for fiscal year 2019 increased by NIS 57,392 thousand (USD 16,606 thousand), or 17.0%, to NIS 395,637 thousand (USD 114,478 thousand) from NIS 338,245 thousand (USD 97,872 thousand) recorded in fiscal year 2018. Revenues increased primarily due to a redirection of resources in favor of sales, increasing the variety of the Company's products and improved inventory management.

Cost of sales for fiscal year 2019 increased by 13.2% to NIS 271,784 thousand (USD 78,641 thousand), or 68.7% of revenues, from NIS 240,032 thousand (USD 69,454 thousand), or 71.0% of revenues, recorded in fiscal year 2018. The increase in cost of sales was primary due to increase in sales.

Gross profit for fiscal year 2019 increased by 26.1% to NIS 123,853 thousand (USD 35,837 thousand), or 31.3% of revenues, from NIS 98,213 thousand (USD 28,418 thousand), or 29.0% of revenues, recorded in fiscal year 2018. The increase in gross profit was primary due to the sales and the gross margin increase resulting from the Company's strategy of selling a favorable mix of products which generate a higher gross margin and depreciation of the Euro and USD exchange rates against the NIS.

Selling expenses for fiscal year 2019 increased by 26.6% to NIS 55,490 thousand (USD 16,056 thousand), or 14.0% of revenues from NIS 43,823 thousand (USD 12,680 thousand), or 13% of revenues, recorded in fiscal year 2018. The increase in selling expenses was primarily due to an increase of salary resulting from an increase in personnel in the sales department, increase in advertising expenses and sales promotion and increase of freight to customers' expenses.

General and administrative expenses for fiscal year 2019 increased by 26.3% to NIS 21,067 thousand (USD 6,096 thousand), or 5.3% of revenues, from NIS 16,686 thousand (USD 4,828 thousand), or 4.9% of revenues, recorded in fiscal year 2018. The increase in general and administrative expenses was primarily due to increases in personnel and management salaries.

Operating profit for fiscal year 2019 increased by NIS 9,523 thousand (USD 2,755 thousand), or by 25.2%, to NIS 47,296 thousand (USD 13,685 thousand), or 12.0% of revenues, from NIS 37,773 thousand (USD 10,930 thousand), or 11.2% of revenues, recorded in fiscal year 2018. The increase in operating profit was primarily due to increase in gross profit.

Financing expense, net, for fiscal year 2019 amounted to NIS 17,950 thousand (USD 5,194 thousand) compared to net income of NIS (4,956) thousand (USD (1,434) thousand) recorded in fiscal year 2018. The increase in financing income, net, consisted primarily of change in the fair value of financial assets at fair value.

Profit before taxes on income for fiscal year 2019 increased by NIS 32,429 thousand (USD 9,383 thousand), or by 98.8%, to NIS 65,246 thousand (USD 18,879 thousand) from NIS 32,817 thousand (USD 9,496 thousand) recorded in fiscal year 2018. The increase in profit before taxes on income was primarily due to increase in gross profit and increase in finance income, net.

Net profit for fiscal year 2019 was NIS 51.5 million (US$ 14.9 million), or NIS 3.90 (US$ 1.13) per share.

Willi-Food ended fiscal year 2019 with NIS 263.4 million (US$ 76.2 million) in cash and securities with no short-term debt. Net cash used to continuing operating activities in fiscal year 2019 was NIS 2.6 million (US$ 0.7 million). Willi-Food's shareholders' equity at the end of December 2019 was NIS 491.4 million (US$ 142.2 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2019, on which U.S. $1.00 equaled NIS 3.456 The use of US$ is solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2019 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies Ltd. (Former: "Gold-Frost Ltd."), a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

During 2019, the company began to engage in the non-bank credit field. This activity is executed and managed through W.F.D (Import, Marketing and Trading) Ltd., a wholly-owned and controlled subsidiary of the Company. The activity is funded from the Willi-Food group’s own resources and executed in parallel to the existing activity of importing, marketing and distributing of food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 27, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	121,860	134,287	35,260	38,856
Financial assets at fair value through profit or loss	141,543	137,904	40,956	39,903
Loans to others	17,650	-	5,107	-
Trade receivables	133,039	98,017	38,495	28,361
Other receivables and prepaid expenses	9,360	3,744	2,708	1,083
Inventories	71,548	49,289	20,703	14,263
Current tax assets	-	862	-	249
Total current assets	495,000	424,103	143,229	122,715

Non-current assets
Property, plant and equipment	81,402	79,611	23,554	23,036
Less -Accumulated depreciation	43,881	40,219	12,697	11,638
	37,521	39,392	10,857	11,398

Right of use asset	3,860	-	1,117	-
Goodwill	36	36	10	10
Deferred taxes	818	2,882	237	834
Total non-current assets	42,235	42,310	12,221	12,242

	537,235	466,413	155,450	134,957
EQUITY AND LIABILITIES
Current liabilities

Current maturities of lease liabilities	1,675	-	485	-
Trade payables	24,650	16,239	7,133	4,699
Employees Benefits	2,911	2,577	842	746
Current tax liabilities	3,750	-	1,085	-
Other payables and accrued expenses	9,195	5,882	2,661	1,701
Total current liabilities	42,181	24,698	12,206	7,146

Non-current liabilities
Lease liabilities	2,212	-	640	-
Retirement benefit obligation	1,486	836	430	242
Total non-current liabilities	3,698	836	1,070	242

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding – 13,217,017 shares at December 31, 2019 and 13,240,913 at December 31, 2018)	1,425	1,425	412	412
Additional paid in capital	128,354	128,354	37,139	37,139
Capital fund	247	247	71	71
Treasury shares	(628)	-	(182)	-
Retained earnings	362,987	311,476	105,031	90,127
Remeasurement of the net liability in respect of defined benefit	(1,029)	(623)	(297)	(180)
Equity attributable to owners of the Company	491,356	440,879	142,174	127,569

	537,235	466,413	155,450	134,957

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	395,637	338,245	114,478	97,872
Cost of sales	271,784	240,032	78,641	69,454

Gross profit	123,853	98,213	35,837	28,418

Operating costs and expenses:
Selling expenses	55,490	43,823	16,056	12,680
General and administrative expenses	21,067	16,686	6,096	4,828
Other income	-	(69)	-	(20)
Total operating expenses	76,557	60,440	22,152	17,488

Operating profit	47,296	37,773	13,685	10,930

Financial income	20,966	(7,212)	6,067	(2,087)
Financial expense	3,016	(2,256)	873	(653)
Total Finance Income	17,950	(4,956)	5,194	(1,434)

Profit before taxes on income	65,246	32,817	18,879	9,496
Taxes on income	(13,735)	(7,850)	(3,975)	(2,271)

Income after taxes on income	51,511	24,967	14,904	7,225

Earnings per share:
Basic / diluted earnings per share	3.90	1.89	1.13	0.55

Shares used in computation of basic and diluted EPS	13,217,017	13,240,913	13,217,017	13,240,913

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	51,511	24,967	14,904	7,224
Adjustments to reconcile net profit to net cash from (used to) continuing operating activities (Appendix A)	(54,077)	2,074	(15,647)	600
Net cash from (used to) continuing operating activities	(2,566)	27,041	(743)	7,824

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,791)	(2,143)	(518)	(620)
Proceeds from sale of property plant and equipment	-	415	-	120
Loans granted to others	(43,650)	-	(12,630)	-
Proceeds from loans granted to others	26,000	-	7,523	-
Proceeds of non current financial assets	-	3,970	-	1,149
Proceeds from purchase of marketable securities, net	11,336	(8,058)	3,280	(2,332)
Net cash used to continuing investing activities	(8,105)	(5,816)	(2,345)	(1,683)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,128)	-	(326)	-
Acquisition of treasury shares	(628)	-	(182)	-
Net cash used to continuing financing activities	(1,756)	-	(508)	-

Increase (decrease) in cash and cash equivalents	(12,427)	21,225	(3,596)	6,141
Cash and cash equivalents at the beginning of the year	134,287	113,062	38,856	32,715
Cash and cash equivalents at the end of the year	121,860	134,287	35,260	38,856

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS		US dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES:
A. Adjustments to reconcile net profit to net cash from (used to) continuing operating activities
Decrease (Increase) in deferred income taxes	2,064	(2,379)	597	(688)
Unrealized loss (gain) on marketable securities	(14,972)	13,673	(4,332)	3,956
Depreciation and amortization	4,815	3,614	1,393	1,046
Capital gain on disposal of property plant and equipment	-	(69)	-	(20)

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(39,775)	(7,898)	(11,508)	(2,285)
Increase in inventories	(22,259)	(9,390)	(6,441)	(2,717)
Increase in trade and other payables, and other current liabilities	16,050	4,523	4,644	1,308
	(54,077)	2,074	(15,647)	600

B. Supplemental cash flow information:
Income tax paid	9,999	7,711	2,893	2,231

(*)          Convenience Translation into U.S. Dollars.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.